 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-50916

NOTIFICATION OF LATE FILING	CUSIP NUMBER 711026104

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended:    May 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PEOPLES EDUCATIONAL HOLDINGS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

299 Market Street

Address of Principal Executive Office (Street and Number)

Saddle Brook, NJ 07663

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Peoples Educational Holdings, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended May 31, 2012 within the prescribed time period without unreasonable effort and expense. The Company entered into an amendment to its bank credit facility in August 2012 which, among other things, extends the maturity date of the credit facility. In connection therewith, it was determined that additional time was needed for the Company to complete the preparation of the financial statements and other disclosures to be included in the Form 10-K, and for its independent registered public accounting firm to complete the audit of the financial statements. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael L. DeMarco	(201)	712-0090
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s total net revenue for the fiscal year ended May 31, 2012 was approximately $25.6 million, compared to $31.3 million for the fiscal year ended May 31, 2011. The Company incurred a net loss of approximately $9.3 million, or $2.09 per share, in fiscal 2012 compared to a net loss of $0.5 million, or $0.12 per share, in fiscal 2011. The increase in net loss is due to lower revenue, incorporates additional inventory reserves and accelerated prepublication amortization expense totaling approximately $3.9 million, and tax expense of approximately $1.6 million, due to the Company’s decision to fully reserve for its deferred tax assets.

PEOPLES EDUCATIONAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 29, 2012	By /s/ Brian T. Beckwith
Brian T. Beckwith , Chief Executive Officer and President (principal executive officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).